Exhibit 32

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

Pursuant to 18 U.S.C. Section 1350, the undersigned, William A. Rainville, Chief Executive Officer, and Thomas M. O'Brien, Chief Financial Officer, of Kadant Inc., a Delaware corporation (the "Company"), do hereby certify, to our best knowledge and belief, that:

The Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2007 of the Company fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and the information contained in this Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: May 9, 2007

/s/ William A. Rainville
William A. Rainville
Chief Executive Officer

/s/ Thomas M. O'Brien
Thomas M. O'Brien
Executive Vice President and Chief Financial Officer